

December 14, 2017

Via Email

Amy Hastings
Vice President
RhythmOne plc
251 Kearny Street, 2nd Floor
San Francisco, CA 94108

      Re: RhythmOne plc
             Draft Registration Statement on Form F-4
             Submitted November 14, 2017
             CIK No. 0001713721

Dear Ms. Hastings:

      The staff in the Office of Mergers and Acquisitions has reviewed the draft registration statement listed above. We have the following comment, which you should address in a response letter filed via EDGAR. Please respond to this comment in conjunction with the comments previously issued to you on December 11, 2017.

Form F-4 Filed November 14, 2017

1.   Please supplementally explain how you concluded this transaction is not subject to Rule 13e-3. In this regard, we note that Messrs. Singer and Mutch are current directors of YuMe, Inc. and will become directors of RhythmOne plc in connection with this acquisition (Mr. Singer will become Chairman of the RhythmOne Board of Directors). Mr. Singer was a significant shareholder of YuMe and will receive an equity stake in RhythmOne pursuant to the share component of this exchange offer. We further note Mr. Singer and Mr. Mutch's roles in negotiating this transaction as members of the Special Committee for YuMe. Your response should also address the prior business relationship between these two companies and the significance of that relationship to YuMe. If you believe one of the exceptions in Rule 13e-3(g) applies here, please identify the exception and outline the facts supporting your reliance on it. We may have additional comments.

Please contact me at (202) 551-3263 with any questions regarding this comment.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Jason Zhou, Esq.
        Torys LLP